Exhibit 99.1

  Nexxen Reports Record First Quarter 2026 Financial Results

Delivered record Q1 Contribution ex-TAC, programmatic revenue and CTV revenue, with continued
momentum into Q2; raising full year 2026 Contribution ex-TAC and programmatic revenue guidance

Accelerated adoption of Nexxen TV Home Screen across leading DSPs, agencies and CTV OEMs, including
The Trade Desk, StackAdapt, Basis, H/L, TCL FFALCON, TiVo Ads and others

Hosting Investor Day June 16, 2026

NEW YORK, May 13, 2026 -- Nexxen International Ltd. (NASDAQ: NEXN) (“Nexxen” or the “Company”), the advertising technology platform powered by unique data and media, announced today its financial results for the three months ended March 31, 2026.

Q1 2026 Financial Highlights

•	Record Q1 Contribution ex-TAC of $84.5 million, up 13% year-over-year.
•	Record Q1 programmatic revenue of $81.9 million, up 14% year-over-year.
•	Record Q1 CTV revenue of $29.4 million, up 12% year-over-year.
•	CTV revenue represented 36% of programmatic revenue, compared to 37% in Q1 2025.
•	Programmatic revenue increased to 94% of total revenue, compared to 92% in Q1 2025.
•
Adjusted EBITDA of $16.3 million, representing a 19% Adjusted EBITDA margin on both a Contribution ex-TAC and total revenue basis, compared to $23.1 million and a 31% margin on a Contribution ex-TAC basis (30% on a total revenue basis) in Q1 2025.

•	Video revenue represented 65% of programmatic revenue, compared to 75% in Q1 2025.
•
$94.6 million in cash and cash equivalents, no long-term debt and $50 million available under the Company’s undrawn revolving credit facility as of March 31, 2026. The decrease in cash and cash equivalents from Q4 2025 primarily reflects changes in working capital, including collections expected to normalize in Q2 2026, alongside strategic investments.

“We delivered a strong start to 2026, with record Q1 results ahead of consensus estimates and continued strength to this point in Q2, enabling us to raise our full-year Contribution ex-TAC and programmatic revenue guidance,” said Ofer Druker, Chief Executive Officer of Nexxen. “The strategy we adopted is generating results, with revenue mix improving and growth accelerating across our core programmatic business lines. nexAI-powered DSP enhancements and ongoing innovation are driving improved outcomes and efficiency for performance-focused agencies like Tinuiti, while supporting growing enterprise client adoption and increased end-to-end platform utilization. To date in 2026, we have already onboarded more new enterprise customers than in all of 2025 and our pipeline remains strong. We are seeing momentum in AI-resilient media channels including CTV and mobile in-app, where SDK partnerships with leading platforms like Unity are supporting durable growth. Nexxen TV Home Screen is further reinforcing our CTV differentiation, with adoption scaling across industry leaders including The Trade Desk, StackAdapt, Basis, H/L, TCL FFALCON (“TCL”) and TiVo Ads, supporting a transformational growth opportunity. As our platform, data and AI capabilities scale, we believe we are strengthening our competitive advantages and driving greater value for customers and partners.”

Financial Guidance

•	Nexxen raises its full year 2026 Contribution ex-TAC and programmatic revenue guidance, while reaffirming its Adjusted EBITDA guidance:

o	Contribution ex-TAC in the range of $382 - $397 million (previously $375 - $390 million), representing approximately 10% year-over-year growth at the midpoint
o	Programmatic revenue in the range of $374 - $388 million (previously $367 - $381 million), representing approximately 12% year-over-year growth at the midpoint
o
Adjusted EBITDA in the range of $122 - $132 million (unchanged), representing approximately 10% year-over-year growth and an Adjusted EBITDA margin of 33% on a Contribution ex-TAC basis at the midpoint

•
Contribution ex-TAC and programmatic revenue quarter-to-date in Q2 2026 have exceeded initial expectations, driven by broad-based strength across Nexxen’s programmatic business lines, particularly within CTV, mobile and data products.

•
2026 growth is expected to be driven by AI-resilient media channels including CTV and mobile in-app, supported by scaling enterprise adoption, increasing end-to-end platform utilization, accelerating mobile in-app revenue, the Company’s exclusive CTV media and data partnership with V (formerly VIDAA) and growing traction with Nexxen TV Home Screen.

•
To support the Company’s growth drivers, Nexxen expects to continue investing in AI, data, infrastructure, CTV and mobile in-app, increasingly extending performance-based advertising capabilities across its CTV and mobile in-app solutions, to enhance revenue growth and expand operating leverage.

•	Nexxen continues to evaluate strategic options for its non-programmatic business lines.

Q1 2026 Operational Highlights and Recent Developments

•
Increased adoption of Nexxen TV Home Screen, the industry’s first programmatic solution for Smart TV home screen advertising, by leading platforms and agencies including The Trade Desk, V, StackAdapt, Basis, H/L and others. This momentum reinforces Nexxen’s position at the forefront of a high-impact, non-skippable CTV surface that is increasingly attracting premium demand and incremental ad budgets, enhancing end-to-end revenue opportunities.

•
Expanded Nexxen TV Home Screen’s reach and exclusivity beyond V-powered CTV OEMs, securing programmatic access to TCL’s native home screen inventory globally, including exclusivity on select native placements in the U.S. and Canada on TCL Android TV devices. Nexxen also gained programmatic access to TiVo Ads’ native home screen inventory in North America and the U.K., significantly expanding monetization potential and delivering high-attention, incremental advertising opportunities across a larger CTV base.

•
Strengthened mobile in-app position through direct software development kit (“SDK”) integrations with Unity and others. These partnerships position Nexxen to accelerate monetization, improve signal quality and drive revenue growth across its DSP and SSP, enhancing its long-term potential in an AI-resilient channel with secular tailwinds.

•
Launched AI-native DSP user interface (“UI”), improving full-funnel performance and efficiency. The redesigned UI is generating strong feedback, significantly reducing onboarding and training time, lowering barriers to entry and accelerating enterprise spend. Buyers leveraging the enhanced UI reported year-over-year efficiency gains of over 60% in Q1 2026 alongside a more than 80% reduction in steps required to drive impactful performance.

•
Enhanced the nexAI DSP assistant, leveraging Nexxen’s proprietary data and end-to-end platform to augment decision making while maintaining transparency and full control for buyers. In Q1 2026, the enhancements drove over 93% year-over-year improvement in troubleshooting efficiency, over 96% gains in quality assurance efficiency and over 97% reduction in time spent on reporting activities.

•
Launched Nexxen TV, a unified planning and activation solution across linear TV and CTV, enabling advertisers to seamlessly discover audiences, activate campaigns and measure outcomes across the TV landscape, driving cross-channel efficiency and more effective budget allocation.

•
Entered automatic content recognition (“ACR”) data licensing partnership with Adform, enabling Adform’s clients to access Nexxen’s exclusive ACR data in Germany and the U.K., which is expected to be followed by France later in 2026, extending the reach of Nexxen’s differentiated data assets and creating incremental high-margin revenue opportunities.

Share Repurchase Program and Capital Allocation Updates

o	Nexxen repurchased 1,133,298 shares during Q1 2026 at an average price of $6.29, investing approximately $7.2 million.
o
From March 1, 2022, when Nexxen launched a series of share repurchase programs, through March 31, 2026, the Company repurchased 30,928,265 shares, or approximately 39.9% of shares outstanding, investing approximately $265.3 million.

o	The Company completed its $20 million share repurchase program during Q1 2026 and has authorization to initiate a new program of up to $40 million.
o	Nexxen is expected to invest an additional $15 million in V during Q3 2026, bringing the Company’s total investment to $60 million (~6% equity ownership stake).
o	The Company is continuing to evaluate targeted, smaller-scale strategic opportunities to accelerate programmatic revenue growth and expand its mobile in-app, CTV and data capabilities.

Financial Highlights for the Three Months Ended March 31, 2026 ($ in millions, except per share amounts)

	Three months ended March 31
	2026	2025	%
IFRS highlights
Revenue	86.8	78.3	11%
Programmatic revenue	81.9	71.8	14%
Operating profit (loss)	(4.9)	3.4	(241%)

Net income (loss) margin on a gross profit basis	(9%)	3%

Total comprehensive income (loss)	(5.5)	2.4	(328%)
Diluted earnings (loss) per share	(0.09)	0.02	(482%)

Non-IFRS highlights
Contribution ex-TAC	84.5	75.0	13%

Adjusted EBITDA	16.3	23.1	(30%)
Adjusted EBITDA Margin on a Contribution ex-TAC basis	19%	31%

Non-IFRS net income	3.5	10.6	(67%)
Non-IFRS diluted earnings per share	0.06	0.16	(63%)

First Quarter 2026 Financial Results Webcast and Conference Call Details

•	When: May 13, 2026, at 9:00 AM ET
•	Webcast: A live and archived webcast can be accessed from the Events and Presentations section of Nexxen’s Investor Relations website at https://investors.nexxen.com/
•	Participant Dial-In Numbers:
o	U.S. / Canada Toll-Free Dial-In Number: (888) 596-4144
o	U.K. Toll-Free Dial-In Number: +44 800 260 6470
o	International Dial-In Number: +1 (646) 968-2525
o	Conference ID: 3103910

About Nexxen

Nexxen is the advertising technology platform that delivers full-funnel performance powered by unique data and media. Comprised of a demand-side platform (“DSP”) and supply-side platform (“SSP”), with the Nexxen Data Platform at its core, we meet the demands of today’s converging media landscape with exclusive audience intelligence, automation and expertise.

Headquartered in Israel, Nexxen maintains offices throughout North America, Europe and Asia-Pacific and is traded on Nasdaq (NEXN). For more information, please visit nexxen.com.

For further information please contact:

Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Nexxen identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding anticipated financial results for Q2 and full year 2026 and beyond; anticipated benefits of Nexxen’s strategic transactions and commercial partnerships; anticipated features and benefits of Nexxen’s products and service offerings, including anticipated benefits relating to nexAI; anticipated industry adoption of Nexxen’s programmatic Smart TV home screen ad activation solution (Nexxen TV Home Screen); Nexxen’s positioning for accelerated growth and continued future growth; Nexxen’s medium- to long-term prospects; management’s belief that Nexxen is well-positioned to benefit from future industry growth trends and Company-specific catalysts; the Company’s plans with respect to its cash reserves as well as its future share repurchase programs and further investment in V (formerly VIDAA); the Company’s plans to pursue strategic opportunities for its non-programmatic business lines and other targeted, smaller-scale strategic opportunities to accelerate programmatic revenue growth and expand capabilities; anticipated benefits from the renewed and expanded strategic partnership with V, as well as any other statements related to Nexxen’s future financial results and operating performance. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Nexxen’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions, including risks related to tariff impacts or policy shifts (including trade negotiations or enforcement actions) that could materially affect market sentiment, consumer behavior and advertising demand; global conflicts and war, including the war between the United States, Israel and Iran, and the war and hostilities between Israel and Hamas, Hezbollah and the Houthis in Yemen, and how those conditions may adversely impact Nexxen’s business, customers and the markets in which Nexxen competes; changes in industry trends; and other negative developments in Nexxen’s business or unfavorable legislative or regulatory developments. Nexxen cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in the Company’s most recent Annual Report filed with the U.S. Securities and Exchange Commission (www.sec.gov) on Form 20-F. Any forward-looking statements made by Nexxen in this press release speak only as of the date of this press release, and Nexxen does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Nexxen, and the Nexxen logo are trademarks of Nexxen International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.

Use of Non-IFRS Financial Information

In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in technology and development and sales and marketing, and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC, Adjusted EBITDA, Adjusted EBITDA Margin, Non-IFRS Net Income and Non-IFRS Earnings per Share, each of which is discussed below.

These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to the corresponding financial measures prepared in accordance with IFRS. You are encouraged to evaluate these adjustments and review the reconciliation of these non-IFRS financial measures to their most comparable IFRS measures and the reasons we consider them appropriate. It is important to note that the particular items we exclude from, or include in, our non-IFRS financial measures may differ from the items excluded from, or included in, similar non-IFRS financial measures used by other companies. See "Reconciliation of Revenue to Contribution ex-TAC," "Reconciliation of Total Comprehensive Income (Loss) to Adjusted EBITDA," and "Reconciliation of Net Income (Loss) to Non-IFRS Net Income," included as part of this press release.

o
Contribution ex-TAC: Contribution ex-TAC for Nexxen is defined as gross profit plus depreciation and amortization attributable to cost of revenue and cost of revenue (exclusive of depreciation and amortization) minus Performance (non-programmatic) media costs (“traffic acquisition costs” or “TAC”). Performance (non-programmatic) media costs represent the costs of purchases of impressions from publishers on a cost-per-thousand impression basis in our non-core, non-programmatic Performance activities. Contribution ex-TAC is a supplemental measure of our financial performance that is not required by or presented in accordance with IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We believe Contribution ex-TAC is a useful measure in assessing the performance of Nexxen because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

o
Adjusted EBITDA: We define Adjusted EBITDA for Nexxen as total comprehensive income (loss) for the period adjusted for foreign currency translation differences for foreign operations, tax expenses, financial expense (income), net, depreciation and amortization, stock-based compensation expenses and delisting related one-time costs. Adjusted EBITDA is included in the press release because it is a key metric used by management and our Board of Directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

o	Adjusted EBITDA Margin: We define Adjusted EBITDA Margin as Adjusted EBITDA as a percentage of Contribution ex-TAC.

o
Non-IFRS Net Income and Non-IFRS Earnings per Share: We define non-IFRS earnings per share as non-IFRS net income divided by non-IFRS weighted-average shares outstanding. Non-IFRS net income is equal to net income (loss) excluding amortization of acquired intangibles, delisting related one-time costs and stock-based compensation expenses, and also considers the tax effects of non-IFRS adjustments. In periods in which we have non-IFRS net income, non-IFRS weighted-average shares outstanding used to calculate non-IFRS earnings per share include the impact of potentially dilutive shares. Potentially dilutive shares consist of stock options, restricted stock awards, restricted stock units and performance stock units, each computed using the treasury stock method. We believe non-IFRS earnings per share is useful to investors for evaluating our ongoing operational performance and trends on a per share basis and also facilitates comparison of our financial results on a per share basis with other companies, many of which present a similar non-IFRS measure. However, a potential limitation of our use of non-IFRS earnings per share is that other companies may define non-IFRS earnings per share differently, which may make comparison difficult. This measure may also exclude expenses that may have a material impact on our reported financial results. Non-IFRS earnings per share is a performance measure and should not be used as a measure of liquidity. Because of these limitations, we also consider the comparable IFRS measure of net income.

We do not provide a reconciliation of forward-looking non-IFRS financial metrics because reconciling information is not available without an unreasonable effort, such as attempting to make assumptions that cannot reasonably be made on a forward-looking basis to determine the corresponding IFRS metric.

Reconciliation of Total Comprehensive Income (Loss) to Adjusted EBITDA

	Three months ended March 31
	2026	2025	%
($ in thousands)
Total comprehensive income (loss)	(5,457)	2,391	(328%)
Foreign currency translation differences for foreign operation	142	(758)
Tax expenses	100	2,876
Financial expense (income), net	351	(1,060)
Depreciation and amortization	16,316	15,267
Stock-based compensation expenses	4,813	2,900
Delisting related one-time costs	-	1,520
Adjusted EBITDA	16,265	23,136	(30%)

Reconciliation of Revenue to Contribution ex-TAC

	Three months ended March 31
	2026	2025	%
($ in thousands)
Revenue	86,842	78,330	11%
Cost of revenue (exclusive of depreciation and amortization)	(16,433)	(11,199)
Depreciation and amortization attributable to cost of revenue	(13,294)	(12,294)
Gross profit (IFRS)	57,115	54,837	4%
Depreciation and amortization attributable to cost of revenue	13,294	12,294
Cost of revenue (exclusive of depreciation and amortization)	16,433	11,199
Performance media cost	(2,304)	(3,342)
Contribution ex-TAC (Non-IFRS)	84,538	74,988	13%

Reconciliation of Net Income (Loss) to Non-IFRS Net Income

	Three months ended March 31
	2026	2025	%
($ in thousands)
Net income (loss)	(5,315)	1,633	(425%)
Amortization of acquired intangibles	5,877	5,870
Delisting related one-time costs	-	1,520
Stock-based compensation expenses	4,813	2,900
Tax effect of Non-IFRS adjustments (1)	(1,906)	(1,284)
Non-IFRS net income	3,469	10,639	(67%)

Weighted average shares outstanding—diluted (in millions) (2)	57.7	65.7

Non-IFRS diluted earnings per share (in USD)	0.06	0.16	(63%)

(1)	Non-IFRS net income includes the estimated tax impact from the expense items reconciling between net income (loss) and non-IFRS net income
(2)	Non-IFRS earnings per share is computed using the same weighted-average number of shares that are used to compute IFRS earnings per share

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	March 31	December 31
	2026	2025
	USD thousands
Assets
ASSETS:
Cash and cash equivalents	94,565	133,308
Trade receivables, net	216,195	196,101
Other receivables	6,201	6,116
Current tax assets	1,167	1,809

TOTAL CURRENT ASSETS	318,128	337,334

Fixed assets, net	28,109	18,033
Right-of-use assets	25,053	27,005
Intangible assets, net	313,021	318,376
Deferred tax assets	9,113	9,407
Investment in shares	45,000	45,000
Other long-term assets	927	918

TOTAL NON-CURRENT ASSETS	421,223	418,739

TOTAL ASSETS	739,351	756,073

Liabilities and shareholders’ equity

LIABILITIES:
Current maturities of lease liabilities	12,916	13,287
Trade payables	205,797	207,020
Other payables	35,936	41,282
Current tax liabilities	608	441

TOTAL CURRENT LIABILITIES	255,257	262,030

Employee benefits	215	213
Long-term lease liabilities	16,834	18,644
Deferred tax liabilities	295	515

TOTAL NON-CURRENT LIABILITIES	17,344	19,372

TOTAL LIABILITIES	272,601	281,402

SHAREHOLDERS’ EQUITY:
Share capital	328	324
Share premium	276,042	278,510
Other comprehensive income	206	348
Retained earnings	190,174	195,489

TOTAL SHAREHOLDERS’ EQUITY	466,750	474,671

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	739,351	756,073

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATION AND OTHER
COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	Three months ended March 31
	2026	2025
	USD thousands

Revenues	86,842	78,330

Cost of Revenues (Exclusive of depreciation and amortization shown separately below)	16,433	11,199

Research and development expenses	15,051	12,764
Selling and marketing expenses	34,276	28,866
General and administrative expenses	9,630	6,785
Depreciation and amortization	16,316	15,267

Total operating costs	75,273	63,682

Operating Profit (loss)	(4,864)	3,449

Financing income	(724)	(1,770)
Financing expenses	1,075	710

Financing expenses (income), net	351	(1,060)

Profit (loss) before taxes on income	(5,215)	4,509

Tax expenses	100	2,876

Profit (loss) for the period	(5,315)	1,633

Other comprehensive income (loss) items:
Foreign currency translation differences for foreign operation	(142)	758

Total other comprehensive income (loss) for the period	(142)	758

Total comprehensive income (loss) for the period	(5,457)	2,391

Earnings (loss) per share
Basic earnings (loss) per share (in USD)	(0.09)	0.03
Diluted earnings (loss) per share (in USD)	(0.09)	0.02

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited)

	Share capital	Share premium	Accumulated comprehensive income (loss)	Retained earnings	Total
	USD thousands

Balance as of January 1, 2026	324	278,510	348	195,489	474,671
Total comprehensive loss for the period
Loss for the period	-	-	-	(5,315)	(5,315)
Other comprehensive loss:	-	-	-	-	-
Foreign currency translation	-	-	(142)	-	(142)

Total comprehensive loss for the period	-	-	(142)	(5,315)	(5,457)

Transactions with owners, recognized directly in equity
Own shares acquired	(7)	(7,146)	-	-	(7,153)
Share based compensation	-	4,689	-	-	4,689
Exercise of share options	11	(11)	-	-	-

Balance as of March 31, 2026	328	276,042	206	190,174	466,750

Balance as of January 1, 2025	377	362,507	(2,476)	170,446	530,854
Total comprehensive income for the period
Profit for the period	-	-	-	1,633	1,633
Other comprehensive income:
Foreign currency translation	-	-	758	-	758

Total comprehensive income for the period	-	-	758	1,633	2,391

Transactions with owners, recognized directly in equity
Own shares acquired	(20)	(32,864)	-	-	(32,884)
Share based compensation	-	2,203	-	-	2,203
Exercise of share options	3	159	-	-	162

Balance as of March 31, 2025	360	332,005	(1,718)	172,079	502,726

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended March 31
	2026	2025
	USD thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) for the period	(5,315)	1,633
Adjustments for:
Depreciation and amortization	16,316	15,267
Net financing expense (income)	281	(1,113)
Loss (gain) on leases modification	5	(9)
Share-based compensation and restricted shares	4,813	2,900
Tax expenses	100	2,876

Change in trade and other receivables	(21,275)	57,122
Change in trade and other payables	(16,791)	(58,640)
Change in employee benefits	(1)	(23)
Income taxes received	765	76
Income taxes paid	(134)	(1,552)
Interest received	647	1,266
Interest paid	(460)	(528)

Net cash provided by (used in) operating activities	(21,049)	19,275

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits, net	87	(58)
Payments on finance lease receivable	273	390
Acquisition of fixed assets	(3,249)	(2,274)
Acquisition and capitalization of intangible assets	(5,030)	(3,905)
Repayment of debt investment	37	23

Net cash used in investing activities	(7,882)	(5,824)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	(7,301)	(31,979)
Proceeds from exercise of share options	-	162
Leases repayment	(3,665)	(4,113)

Net cash used in financing activities	(10,966)	(35,930)

Net decrease in cash and cash equivalents	(39,897)	(22,479)

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF PERIOD	133,308	187,068

EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS	1,154	123

CASH AND CASH EQUIVALENTS AS OF THE END OF PERIOD	94,565	164,712